FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2018

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK")

31 May 2018

Santander UK announces the appointment of Julie Chakraverty as an Independent Non-executive Director of Santander UK on 11 June 2018 and that Alain Dromer will be stepping down from the Board of Santander UK on 31 August 2018 after five years’ service.

BIOGRAPHICAL DETAILS

Julie Chakraverty is the Founder and Chief Executive of Rungway Limited, a business-to-business culture and talent platform company. She was a Non-Executive Director of Standard Life Aberdeen plc, having been a Non-Executive Director of Aberdeen Asset Management plc since May 2011 and Senior Independent Director since October 2016, until her retirement from the Board at their Annual General Meeting earlier this week.  She chaired their Risk Committee and Innovation Committee.

Previously, Julie served on the Boards of MS Amlin plc (where she chaired their Remuneration Committee), Spirit Pub Company Limited and Paternoster Limited. Her executive career was spent with UBS, where she held a number of global leadership positions, and JP Morgan.

Julie brings extensive financial services experience, digital and innovation knowledge, proven business leadership and entrepreneurial experience and a background in risk management.

There is no other information to be disclosed under paragraph 9.6.13 of the Listing Rules.

For media enquiries, please contact:

Andy Smith, Head of Media Relations

Tel: +44 (0) 20 7756 4212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 13 June 2018	By /s/ Marc Boston (Authorised Signatory)